Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003
Earnings
Income (loss) before taxes	$24,750	$24,772	$(1,785)	$2,934	$24,371
Fixed charges
Interest expense, including amortization of deferred financing costs	43,174	54,384	60,827	51,916	49,265
Preferred stock dividends	3,657	—	—	—	—
1/3 of rental expense	13,517	16,952	19,973	21,086	21,208

Total fixed charges	60,348	71,336	80,800	73,002	70,473

Preferred stock dividends	(3,657)	—	—	—	—
Earnings	$81,441	$96,108	$79,015	$75,936	$94,844

Ratio (shortfall) of earnings to fixed charges	1.35	1.35	(1,785)	1.04	1.35

Deficit